FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  May 11, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert VP Nasdaq 100 Index Portfolio, acting through Calvert Investment Management, Inc.  Calvert Investment Management, Inc. was name Calvert Asset Management Company, Inc. prior to April 30, 2011.

b.     Connecticut Retirement Plans and Trust Funds.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     55 Elm Street, Hartford, CT 06106

4. Written Materials and Streaming Audio Replay:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, that were distributed to the media as a media advisory.  The streaming audio replay of the news event referenced in the media advisory is available online at http://www.calvert.com/newsArticle.html?article=17924.  The content of the streaming audio replay is incorporated into this filing by reference.

IMPORTANT PROXY VOTING MATERIAL

… May 10, 2011 News Advisory … (Corrected Version)*

URBAN OUTFITTERS, A LAGGARD ON DIVERSITY AMONG MAJOR U.S. RETAILERS, FACES PROXY RESOLUTION URGING ADDITION OF WOMEN, MINORITIES TO ITS BOARD OF DIRECTORS

Sponsors of Urban Outfitters Shareholder Proposal #4 to Hold News Event to Make Case for Proxy Measure; Despite Heavy Anthropologie Focus on Marketing to Women, Urban Outfitters Taking Unusual Step of Opposing Diversity Measure.

BETHESDA, MD//NEWS ADVISORY//Even though all five of its direct competitors among major retailers have at least one woman and/or minority group member on their boards of directors, Urban Outfitters, Inc. (URBN) has no such diversity in its boardroom and is now opposing a shareholder resolution that would allow owners of the company to affirm that diversity is valued at URBN.

Proxy resolution co-sponsors Calvert Investment Management, Inc.** and the treasurer of the State of Connecticut as trustee for the Connecticut Retirement Plans and Trust Funds will be joined by 2020 Women on Boards at 1:30 p.m. EDT on May 10, 2011 during a live, phone-based news event to make the case for shareholders to support Shareholder Proposal #4.

The pro-diversity shareholder resolution will be voted on May 17, 2011 when the national retailer holds its annual meeting in Philadelphia.  *(An earlier version of this news advisory incorrectly indicated that Urban Outfitters had challenged the resolution at the SEC.)

Urban Outfitters current approach to diversity is particularly notable given that its Anthropologie store chain is marketed heavily to women.  Nearly all major U.S. retailers have made major strides to embrace more diversity in the board room, making it rare for such a company to take the step of publicly opposing a shareholder resolution affirming diversity as a corporate value.   For the full text of the Urban Outfitters diversity resolution, go online to the company’s proxy (http://www.sec.gov/Archives/edgar/data/912615/000119312511085795/ddef14a.htm) where the proposal appears on page 16.

News event speakers will be:

•        Aditi Vora Mohapatra, senior sustainability analyst, Governance and Diversity, Calvert Investment Management, Inc.

•        Denise L. Nappier, Connecticut state treasurer, Connecticut Retirement Plans and Trust Funds (CRPTF); and

•        Malli Gero, executive director and co-founder, 2020 Women on Boards

TO PARTICIPATE:  Join this live, phone-based news conference (with full, two-way Q&A) at 1:30 p.m. EDT on May 10, 2011 by dialing 1 (800) 860-2442. Ask for the “Urban Outfitters Board Diversity” news event.

** Calvert Investment Management, Inc. was named Calvert Asset Management Company, Inc. prior to 4/30/11.

CAN’T PARTICIPATE?: A streaming audio replay of this news event will be available on the Web at http://www.calvert.com as of 6 p.m. EDT on May 11, 2011.

ABOUT CALVERT INVESTMENTS

A leader in Sustainable and Responsible Investments (SRI), Calvert Investments offers investors among the widest choice of SRI strategies of any investment management company in the United States. Each SRI strategy employs one of three proprietary approaches. Calvert Signature® Strategies integrate two distinct research frameworks: a rigorous review of financial performance plus a thorough assessment of environmental, social and governance performance. Only when a company meets Calvert standards for both frameworks will we consider investing. Calvert Solution® Strategies selectively invest in companies that produce products and services designed to solve some of today's most pressing sustainability challenges. Calvert SAGE™ Strategies emphasize strategic engagement to advance environmental, social and governance performance in companies that may not meet Calvert standards today, but have the potential to improve. More information on Calvert SRI strategies is available at www.Calvert.com/SRI.

Calvert Investment Management, Inc., 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814 #11135 (05/11, 11161).  Calvert Investment Management, Inc. was named Calvert Asset Management Company, Inc. prior to 4/30/11.

CONTACT:  Ailis Wolf, for Calvert, (703) 276-3265 or aawolf@hastingsgroup.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, NEWSPAPERS, MAGAZINES, TELEVISION PROGRAMMING, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (C.I.M.), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED C.I.M. AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS (CRPTF).  PLEASE DO NOT SEND YOUR PROXY TO C.I.M., ANY CALVERT FUND OR CRPTF.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY C.I.M., CERTAIN CALVERT FUNDS AND/OR CRPTF.

For questions regarding Urban Outfitters Proposal #4 on Board Diversity, please contact Aditi Mohapatra, Calvert Investments, 301.961.4715, aditi.mohapatra@calvert.com